Aspen Exploration Corporation
2050 S. Oneida St., Suite 208
Denver, CO 80224-2426

March 29, 2007

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:          Jill Davis, Esq., Branch Chief
                   Mail Stop 7010

RE:    Aspen Exploration Corporation
          Form 10-KSB for the Fiscal Year Ended June 30, 2006
          Filed October 12, 2006 File No. 000-09494

Ladies and Gentlemen:

We have received your comment letter dated March 21, 2007 regarding Aspen’s 10-KSB for the fiscal year ended June 30, 2006 and plan to respond by April 27, 2007.

Thank you for your cooperation in extending Aspen’s response time.

Sincerely yours,

ASPEN EXPLORATION CORPORATION

/s/ Robert A. Cohan
President and Chief Executive Officer